Sentage Holding Inc.

501, Platinum Tower 233 Taicang Road

HuangPu, Shanghai City 200001, People’s Republic of China

September 15, 2023

VIA EDGAR

Ms. Aisha Adegbuyi

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Re:	Sentage Holdings Inc.
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022
File No. 001-40580

Dear Ms. Adegbuyi:

This letter is in response to the letter dated August 31, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Sentage Holdings Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Introduction, page ii:

1.	In future filings, disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings.

2.	In your next 20-F, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Affirmatively state if you have requested approval to transfer cash to the WFOE or to entities outside of China, and if you have requested permission, and identify specifically any time when permission was denied or the relevant authority otherwise declined to provide permission.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings.

3.

We note your disclosure on page 88, including your organizational structure. In your next 20-F, provide this presentation earlier in the filing, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statement.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings.

Item 3. Key Information

Risk Factors, page 1

4.	We note your disclosure on page ii that "VIE Agreements have not been tested in a court of law in China as of the date of this annual report, and as a result we are subject to various risks." In your next filing, revise the summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the market value of your securities.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings.

5.	We note your discussion of the Opinions issued on July 6, 2021 in the risk factor on page 37, as well as in the Risk Factor summary on page 4. We also note several other risk factors that discuss the possible impact on your company if your fraud detection and other activities are insufficient. However, we do not see any discussion of the Law on Combatting Telecom and Online Fraud, which went into force on December 1, 2022. Please provide us with your analysis as to why this law does not have a potential impact on your business, particularly if your risk management and fraud detection activities are insufficient to identify improper use of your systems. Make appropriate changes to your future filings.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the following discussion will address the requested analysis as to why we do not presently believe the Law on Combatting Telecom and Online Fraud (“LCTOF”) applies to our business and will address the potential impact of the LCTOF on our business, which disclosure will be included in our future filings:

“On September 2, 2022, the Standing Committee of the China National People's Congress published the Law on Combatting Telecom and Online Fraud (the “LCTOF”), which came into effect on December 1, 2022. According to the LCTOF, "telecom and online fraud" refers to the act of swindling public or private property by means of telecom networks and Internet technologies in remote or non-contact ways for the purpose of illegal possession. It is directed at online behavior that relies on telecommunications or the internet. To combat this type of online fraud, the LCTOF requires non-bank payment institutions to assume risk prevention and control responsibilities, and establish internal control mechanisms to combat telecom and online fraud. The LCTOF also requires non-bank payment institutions to establish a due diligence system to lawfully identify the beneficial owners of payment accounts, and to take appropriate risk management measures to prevent payment accounts from being used in telecom or online fraud. Non-bank payment institutions shall also establish risk prevention and control mechanisms to monitor account abnormalities and suspicious transactions that meet the characteristics of telecom or online fraud. We operate our payments business through the VIE entity, Qingdao Buytop. The payment business is limited to offline prepaid card issuance and acceptance, but does not involve online payment service, nor does it involve opening payment accounts or providing settlement services for customers. Therefore, we believe that the LCTOF does not apply to Qingdao Buytop’s business operations. As of the date hereof, Qingdao Buytop has not received any inquiry, notice, warning, or sanction from the People's Bank of China, the banking regulatory authority of the State Council or any other PRC governmental authorities requiring or recommending that Qingdao Buytop shall comply with any specific provisions in the LCTOF. However, if the competent authorities determine to the contrary that Qingdao Buytop’s business operation is subject to the LCTOF, or if Qingdao Buytop develops online payment services in the future, then Qingdao Buytop will be required to establish relevant prevention and control mechanisms according to the LCTOF. Furthermore, if the relevant authorities determine that Qingdao Buytop is in violation of the LCTOF or falls under any of the following circumstances: (i) failure to establish the internal control mechanisms against telecom or online fraud, (ii) failure to perform the obligation of due diligence and relevant risk management measures, (iii) failure to perform the obligation of risk monitoring and management of abnormal accounts and suspicious transactions, or (iv) failure to transmit relevant transaction information in a complete and accurate manner in accordance with the LCTOF provisions, then Qingdao Buytop’s relevant business permit and license may be revoked, and Qingdao Buytop may be fined up to RMB 5 million, be ordered to stop any new businesses expansions, reduce its existing business scope, or suspend its relevant business operations for rectification.”

If we fail to implement and maintain an effective system of internal controls, page 29

6.	We note in your disclosure on page 29 that you are an emerging growth company, and you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise future filings to include a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings.

The disclosures in our reports and other filings with the SEC, page 39

7.	We note your disclosure that your filings are not subject to review by the CSRC or any other PRC authority. We also note your disclosure, including on page 41 about the Chinese government's ability to exert significant influence and control over your operations, as well as your uncertainty as to the application of the trial measures on your obligation to seek CSRC approval. In future filings, please clarify the extent of any review of your SEC reports, as of an applicable date. Also, please ensure that the disclosure adequately reflects the unsettled nature of the regulation of foreign investment in China and the evolving regulatory landscape in China and Hong Kong.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings.

The Chinese government exerts substantial influence, page 41

8.	In this risk factor, you discuss the uncertainty related to the application of the trial measures, or your obligation to seek approval from the CSRC. In future filings, provide a separate risk factor to address this specific uncertainty.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, page 47

9.	We note your disclosure on page 47 that you intend to publish your results on a quarterly basis through press releases and on Form 6-K. However, we note that your results have been published on earnings releases for the six months ended June 30, 2022 and June 30, 2021, and none have been published in 2023. Please tell us when you intend to publish quarterly results as noted in your risk factor and, if your intent to publish quarterly results has changed, please revise future filings to specify when you intend to publish them.

RESPONSE: We acknowledge the Staff’s comment, and respectfully advise the Staff that we intend to continue to publish our results on a half-yearly basis, and will revise the related disclosure in the risk factor accordingly in the future filings.

Item 4. Information on the Company

Loan Recommendation Service, page 58

10.	We note your disclosure on pages 59 and 69 that the number of borrowers who have used your loan recommendation services has grown rapidly over time. We also note your disclosure on page 96 that you successfully recommended 115 borrowers to your funding partners in fiscal year 2020, 23 borrowers in 2021, and zero borrowers in 2022. Please revise future filings to accurately describe the trend in the number of borrowers who have used your loan recommendation services during the periods presented.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings.

Prepaid Payment Network Service, page 60

11.	We note your disclosures on pages 60 and 75 which refer to your growing prepaid payment network service business. We also note that revenue from this business line decreased from $928,565 in 2021 to $161,372 in 2022. Please tell us and revise future filings to explain how you determined that this business was growing despite decreased revenue, including any other performance indicators you may use to measure growth.

RESPONSE: We acknowledge the Staff’s comment, and respectfully advise the Staff that we will revise the future filings to clarify that, although this business line grew in the previous years, the trend reversed in 2022, due to decreased demand primarily attributable to the negative impact of COVID-19 on the Chinese economy.

Item 5. Operating and Financial Review and Prospects

Operating expenses, page 97

12.	Please revise future filings to describe, in quantitative terms, any significant components of your selling, general and administrative expenses that would be material to an understanding of your results of operations. Also quantitatively describe any material changes and underlying drivers of variability in your selling, general and administrative expenses period-over-period. Please provide a draft of your proposed disclosure in your response. Please refer to Item 303 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment, and will provide the required disclosures per the Staff’s comment in the future filings. Please see a draft of our proposed disclosure as follows:

For the fiscal years ending December 31, 2022 and 2021, our selling, general and administrative expenses amounted to $2,714,546 and $3,006,859, respectively. The decrease of $292,313, or 9.7%, from fiscal year 2021 was primarily due to the fact that we incurred expenses related to our initial public offering in fiscal year 2021, but did not incur such expenses in fiscal year 2022.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income and Other Comprehensive Income, page F-5

13.	Please revise future filings to present cost of services on the face of your statement of comprehensive income. Please refer to Item 5-03 of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment, and will present cost of services on the face of the statement of comprehensive income in the future filings.

Note 2 – Summary of significant accounting policies

Basis of presentation, page F-12

14.	We note your disclosure that the consolidated financial statements are presented in the United States dollar, rounded to the nearest thousands except share and per share data, or otherwise noted. However, the consolidated financial statements appear to be rounded to the nearest dollar. Please tell us and revise future filings as needed to explain how the amounts in your financial statements are presented.

RESPONSE: We acknowledge the Staff’s comment, and will present the amounts in our financial statements in U.S. dollars rounded to the nearest thousand dollars in future fillings, except for share and per share data.

Accounts receivable net, page F-13

15.	We note your disclosure that you recorded an allowance for doubtful accounts on accounts receivable as of December 31, 2022 and 2021, and also that you consider all of the accounts receivable to be fully collectible. Please tell us and revise future filings to explain how you determined that all receivables were fully collectible during those periods considering your allowance for doubtful accounts.

RESPONSE: We acknowledge the Staff’s comment, and will remove the assumption that all accounts receivable will be collected, and disclose that we have made provisions for doubtful accounts receivable when there is a possibility of non-collection of overdue payments, in the future fillings.

Convenience translation, page F-13

16.	We note your disclosure on page F-13 that the consolidated financial statements are translated using an exchange rate as of December 31, 2022 for all balances. We also note your disclosure on page F-15 that the financial statements have been translated using either the exchange rate at each reporting period end date, historical rates, or average rates, as appropriate for different types of balances. Please tell us and revise future filings to clarify how you perform foreign currency translations and which exchange rates are used.

RESPONSE: We acknowledge the Staff’s comment, and will revise future filings to clarify that we perform foreign currency translations as follows:

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China uses Renminbi (“RMB”) as the functional currency.

The consolidated financial statements of the Company and its subsidiaries are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities, and using the average exchange rate for income and expense items for the next financial year. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Translation gains and losses are recognized in the consolidated statements of comprehensive income and other comprehensive income (loss) as other comprehensive income or loss.

For the Company, except for the shareholders’ equity, the consolidated balance sheet accounts on December 31, 2022 and 2021 were translated at RMB6.8972 and RMB6.3757 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rate applied to consolidated statements of comprehensive income and other comprehensive income (loss) for the years ended December 31, 2022 and 2021 was RMB6.7290 to $1.00 and RMB6.4508 to $1.00, respectively. Consolidated cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Recent Adopted Accounting Pronouncements, page F-19

17.	Please revise future filings to disclose the effective date of recently issued accounting pronouncements as applicable to the Company’s December 31 fiscal year-end date.

RESPONSE: We acknowledge the Staff’s comment, and will revise future filings to disclose the effective date of recently issued accounting pronouncements as applicable to the Company’s December 31 fiscal year-end date.

Note 6 – Prepaid expenses and other current assets, page F-21

18.	We note your disclosure of the deposit paid in March 2022 for the commissioned acquisition of an e-commerce technology services business. Please revise future filings to describe in the Operating Results within Item 5 any material changes in revenues or net income that you believe are reasonably likely to occur as a result of this acquisition. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment, and will revise future filings to describe in the Operating Results within Item 5 any material changes in revenues or net income that we believe are reasonably likely to occur as a result of this acquisition.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Sincerely,

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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